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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCCA Securities LLC dba Dinan Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 N Gateway Blvd
(No. and Street)

Phoenix	AZ	85008-6589
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Dinan — 855-955-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 N 28th Dr. Ste D-101	Phoenix	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Dinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA OGURCHAK
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
December 31, 2021

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2019

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

DCCA SECURITIES, LLC

Year Ended December 31, 2019

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCCA Securities, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCCA Securities, LLC's management. Our responsibility is to express an opinion on DCCA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Auditors' Report on Supplemental Information

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese, CPA

We have served as the Company's auditor since 2012.

Phoenix, Arizona
February 26, 2020

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31, 2019

ASSETS

Current assets:	
Cash	$ 427,416
Accounts receivable	7,006
Other assets	2,208
Total current assets	436,630
Total assets	$ 436,630

LIABILITES AND MEMBER'S EQUITY

Member's equity:	
Capital	$ 425,000
Accumulated profit	11,630
Total member's equity	436,630
Total liabilites and member's equity	$ 436,630

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31, 2019

Revenue:	
Closing fees	$ 9,685,015
Retainer fees	374,552
Total income	10,059,567
Expenses:	
Insurance	144,793
Legal and professional fees	635,845
Advertising and promotion	40,927
Office expenses	88,634
Payroll	7,013,106
Payroll taxes	244,489
Regulatory fees	34,358
Rent	134,309
Repairs and maintenance	8,208
Travel and entertainment	90,299
Utilities	15,984
Total expenses	8,450,952
Net operating income	1,608,615
Other income	
Interest income	20,856
Net income	$ 1,629,471

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Capital	Accumulated Profit	Total
Balance, December 31, 2018	$ 425,000	382,159	807,159
Net income		1,629,471	1,629,471
Distribution		(2,000,000)	(2,000,000)
Balance, December 31, 2019	$ 425,000	11,630	436,630

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 1,629,471
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	5,842
Decrease in accounts payable	(21,477)
Net cash provided by operating activities	1,613,836
Cash flows from financing activities:	
Member distributions	(2,000,000)
Net cash used by financing activities	(2,000,000)
Net decrease in cash	(386,164)
Cash at beginning of year	813,580
Cash at end of year	$ 427,416

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2019

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Statement of cash flows:

Cash consists of federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, and accounts receivable, which are carried at fair value.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2019

(1) Operations and Summary of Significant Accounting Policies (continued):

that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 6) and owns no depreciable assets.

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There are no deferred advertising expenses. Advertising expenses were $8,897 in 2019.

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2019

(2) Revenue Recognition

The Company receives closing fees and retainer fees in accordance with terms stipulated in contracts with clients. Closing fees are recognized as earned when transactions are closed per the agreements. Retainer fees are recognized in the period services are rendered.

(3) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll—including payroll tax and insurance	$ 1,591,978
Consulting fees	345,000
Rent	105,000
Repairs and maintenance	8,208
Utilities	15,984
Office	38,961
	$ 2,105,131

(4) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2019, the Company had net capital of $412,416, which was $407,416 in excess of its required capital of $5,000.

(6) Subsequent events:

The Company did not have any subsequent events through February 26, 2020, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2019.

(7) Commitments and contingencies:

Leases on office facilities expire over the next three years. Rental expense, excluding shared expenses, was $29,303. The following is a schedule by years of future minimum rental payments required under operating leases, that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2019:

2020	$ 25,668
2021	8,770
	$ 34,438

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2019

Member's equity (capital) per balance sheet at December 31, 2019		$ 436,630
Less not allowable assets and deductions:		
Accounts receivable	$ 7,006	
Security deposits	2,208	
Fidelity bond deductible	15,000	24,214
Net capital for FINRA requirement purposes as of December 31, 2019		412,416
Net capital required		5,000
Net capital in excess of amount required		$ 407,416

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2019

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2019

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Review Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) DCCA Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCCA Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) DCCA Securities, LLC stated that DCCA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about DCCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 26, 2020

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

DCCA Securities, LLC's Exemption Report

DECEMBER 31, 2019

DCCA Securities, LLC operates pursuant to the (k)(2)(i) exemption provision of SEC Rule 15c3-3.

During the year ended December 31, 2019, the Firm met the provisions of this exemption without exception

Michael Dinan
President and Chief Executive Officer

February 26, 2020

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

ACCOUNTANT'S AGREED UPON PROCEDURES REPORT

as of December 31, 2019

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
DCCA Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by DCCA Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 26, 2020

Michael Coglianese, CPA

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2464*******************MIXED AADC 220
68847 FINRA DEC
DCCA SECURITIES LLC
DINAN CAPITAL ADVISORS
307 N GATEWAY BLVD
PHOENIX, AZ 85008-6588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID W. MILLER 602-248-8700

2. A.	General Assessment (item 2e from page 2)	$ 15,090
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/15/2019 Date Paid	(13,762)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1328
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1328

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1328

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DCCA SECURITIES/DINAN CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30TH day of JANUARY, 20 20.

PRINCIPAL FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 10,080,876

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

SWEEP ACCOUNT INTEREST — 20,856

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 20,856

2d. SIPC Net Operating Revenues — $ 10,060,020

2e. General Assessment @ .0015 — $ 15,090

(to page 1, line 2.A.)

DINAN | CAPITAL ADVISORS

February 27, 2020

To: U. S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Fr: Nancy Dinan Martinez, Chief Operating Officer
DCCA Securities, LLC dba Dinan Capital Advisors
Firm CRD #: 157327
SEC File #: 8-68847

Re: Annual Audit Report-2019

To whom it may concern:

Attached are two copies of our 2019 annual audit report along with a copy of Form X-17A-5 Part III for your records.

Please let me know if you require additional information.

Regards,

Nancy Dinan Martinez
Chief Operating Officer
Dinan Capital Advisors

Attachment